Exhibit 99.1

Cimatron Announces Pricing of Secondary Public Offering of Ordinary Shares

Thursday, March 21, 2013 12:30:00 PM (GMT)

Givat Shmuuel, Israel, March 21, 2013 -  Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced that certain of its shareholders have priced an underwritten public offering for an aggregate of 2,500,000  of its ordinary shares at a price to the public of $5.25 per share. The selling shareholders have also granted to the underwriter a 30-day option to purchase, at the same price per share as the underwriters will pay for the initial shares, an additional 375,000 ordinary shares to cover over-allotments in connection with the offering. Cimatron will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

The offering is expected to close on Tuesday, March 26, 2013, subject to customary closing conditions.  Roth Capital Partners, LLC is acting as the sole underwriter for the offering.

The shares described above are being offered by the selling shareholders pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission. A preliminary prospectus supplement relating to the offering was filed with the SEC on March 20, 2013 and is available on the SEC's website at http://www.sec.gov.  A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.  Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained, when available, from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, 800-678-9147.

Yossi Ben Shalom, Cimatron’s Chairman of the Board, commented, “This offering marks an important step for Cimatron, as we believe it will provide us with an increased public shareholder float and increased liquidity for our shares. In addition, we believe it will bring us long-term and reputable shareholders as well as increased Wall Street following and coverage. I stress that DBSI remains the largest and a committed shareholder, very supportive of the Company and its plans for growth and development.”

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the public offering and the anticipated closing and timing of the closing. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated.  Such statements relate to, among other things, the anticipated satisfaction of the conditions to closing of the offering, market conditions, and risks related to Cimatron’s plans, objectives and expected financial and operating results. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez Chief Financial Officer Cimatron Ltd. Phone: +972 73 237 0114 Email: ilane@cimatron.com	Investor Relations contact: Ehud Helft/Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 Email: Cimatron@ccgisrael.com